Exhibit 18.01

[Ernst & Young LLP Letterhead]

May 9, 2006

Ms. Rosemarie Mecca

Executive Vice President and Chief Financial Officer

Laureate Education, Inc.

1001 Fleet Street

Baltimore, Maryland 21202

Dear Ms. Mecca:

Note 2 of the Notes to the Consolidated Financial Statements of Laureate Education, Inc. (the “Company”) included in its Form 10-Q for the three months ended March 31, 2006 describes a change in the method of accounting for recognition of tuition revenue at the Company’s campus-based universities. This change relates to the recognition of tuition revenue earned from the provision of semester-based educational services from monthly straight-line revenue recognition to weekly straight-line revenue recognition on a course-by-course basis.

There are no authoritative criteria for determining a “preferable” method for determining the specific period over which to allocate straight-line tuition revenues based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 2005, and therefore we do not express any opinion on any financial statements of Laureate Education, Inc. subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

Baltimore, Maryland